                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the Year Ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                     SHOPKO STORES, INC. SHARED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               SHOPKO STORES, INC.
                                 700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC. SHARED SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                  PAGE
                                                                                  ----
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2002 AND 2001:

  Statements of Net Assets Available for Benefits                                   2

  Statements of Changes in Net Assets Available for Benefits                        3

  Notes to Financial Statements                                                    4-8

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
  DEPARTMENT OF LABOR'S RULES AND REGULATIONS AS OF
  DECEMBER 31, 2002:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at Year End)   9

Signature                                                                          10

Exhibits:

  Independent Auditors' Consent                                                    11

  Certification                                                                    12


INDEPENDENT AUDITORS' REPORT


Retirement Committee
ShopKo Stores, Inc. Shared Savings Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Shared Savings Plan (the "Plan") as of December 31, 2002 and 2001, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
May 31, 2003

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


ASSETS                                                   2002           2001
                                                     ------------   ------------
INVESTMENTS:
  Mutual funds                                       $ 96,768,869   $192,656,561
  Pooled collective funds                             150,182,489     76,870,737
  Common stock - ShopKo Stores, Inc.                   17,283,456     17,213,274
  Participants' loans                                   8,134,682     10,829,314
                                                     ------------   ------------

           Total investments                          272,369,496    297,569,886

RECEIVABLES -
  Accrued interest and dividends                           30,614

CASH                                                      342,875            242
                                                     ------------   ------------

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                             $272,742,985   $297,570,128
                                                     ============   ============


See notes to financial statements.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                              2002              2001
                                                          -------------    -------------
INVESTMENT LOSS:
    Net depreciation in fair value of investments         $ (26,481,729)   $ (23,068,609)
    Interest and dividends - net                              2,231,988        2,732,783
                                                          -------------    -------------

           Total investment loss                            (24,249,741)     (20,335,826)
                                                          -------------    -------------

CONTRIBUTIONS:
    Employer                                                  7,320,297        8,203,747
    Participants                                             14,817,937       15,066,077
    Rollovers                                                   155,457          273,881
                                                          -------------    -------------

           Total contributions                               22,293,691       23,543,705
                                                          -------------    -------------

           Total investment loss and contributions           (1,956,050)       3,207,879
                                                          -------------    -------------

COSTS AND EXPENSES:
  Benefits paid to participants                              22,844,602       31,854,643
  Administrative expenses                                        26,491           94,108
                                                          -------------    -------------

           Total costs and expenses                          22,871,093       31,948,751

NET ASSETS OF MERGED PLANS                                         --          1,262,907
                                                          -------------    -------------

NET DECREASE                                                (24,827,143)     (27,477,965)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                         297,570,128      325,048,093
                                                          -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                             $ 272,742,985    $ 297,570,128
                                                          =============    =============


See notes to financial statements.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the ShopKo Stores, Inc. Shared Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Under provisions of the Plan, all employees of ShopKo Stores, Inc. and its subsidiaries (the "Company"), the Plan sponsor, who are 18 years of age or older and have been employed for three months are eligible to participate in the Plan. The contributions are limited to the amount deductible for federal income tax purposes. Company profit sharing contributions to the Plan are determined each year at the discretion of the Company's Board of Directors. Company profit sharing contributions are allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) have attained age 20, are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

      The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 50% of their recognized compensation, as defined. The Plan provides for an employer matching contribution allocated to eligible participants' accounts. Eligible participants must be at least 20 years old and have worked full time (1,000 hours) for at least one year. The matching contribution for fiscal 2002 and 2001 was equal to 100% of the first three percent and 50% of the next two percent of compensation contributed by the participating employee. Participant contributions and employer matching contributions are 100% vested at all times. Participants currently employed can only withdraw their vested account balances in financial hardship situations.

      Participant profit sharing accounts, which relate to prior year profit sharing contributions, are fully vested after the third year of service with a 1,000 hours of service in each year with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated to the accounts of the remaining participants, as defined in the plan agreement. During the years ended December 31, 2002 and 2001, forfeited profit sharing nonvested amounts totaled $0 and $216,000, respectively.

      Participants are permitted to take out loans against their 401(k) and rollover accounts. Loans are subject to the approval of the Retirement Committee. Loans may not exceed the lesser of $50,000 or one-half of the participant's vested total account balance. Loans may not be less than $1,000. The duration of each loan is determined by the participant, up to a maximum of five years, except for 1) Pamida, Inc. ("Pamida") employees who were merged into the Plan and 2) for the purchase of a primary residence. Generally, Pamida employees were allowed loans up to a maximum of ten years under the Pamida plan and the Shared Savings Plan allowed for these loans to continue. Loans for the purchase of a primary residence are allowed up to a maximum of ten years. Loan payments are made together with interest, through payroll deductions. Loans bear interest equal to the prime rate plus one percent. The interest rates on current loans outstanding range from 5.25% to 13.5%.

      Participants may elect to take an in-service withdrawal from their profit sharing account without being required to request a loan first. An in-service withdrawal may be requested for medical expenses not covered by insurance or to reimburse for expenses caused by natural disasters.

      Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

      Participants direct the investment of their account balances into one or more investment options offered by the Plan.

      Benefits payable which were authorized but not yet paid as of December 31, 2002 and 2001 aggregated $254,910 and $39,950, respectively, and are included in net assets available for benefits for reporting purposes.

      Administrative expenses are paid by the Plan.

      On January 1, 2001, the Places Discount Stores Co. 401(k) and Profit Sharing Plan and Trust Plan ("Places Plan") was merged into the Plan. The Places Plan consisted of investments of approximately $1,263,000. Subsequent to January 1, 2001, all Places Plan participants were subject to the Plan document and applicable amendments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

      Investment Valuation and Income Recognition - The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those investments that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Investment contracts are valued at contract value, which approximates fair value. The Plan's investment in the pooled collective fund that in turn holds investment contracts are valued at the contract value of the underlying investment contracts, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses.

      The Plan invests in various securities including common stock, mutual funds and pooled collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued as earned.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Payment of Benefits - Benefits are recorded when paid.

3.    PLAN TERMINATION

      Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4.    TRUSTEE AND ADMINISTRATION OF THE PLAN

      Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest.

5.    INVESTMENTS

      The market value of investments that individually exceed five percent or more of the Plan's net assets available for benefit at December 31, 2002 and 2001 are as follows:


                                              2002          2001
                                          -----------   -----------
AETC Stable Capital Fund II*              $81,503,438   $75,703,735
AXP New Dimensions Fund*                   56,315,785    82,898,345
AET Horizon Medium - Term Fund*            26,918,297
AET Equity Index I Fund*                   24,555,440
Templeton Foreign Fund                     19,382,224    22,824,245
Common Stock - ShopKo Stores, Inc.*        17,283,456    17,213,274
AET Midcap Growth II Fund*                 14,241,584
AXP Mutual Fund*                                         32,473,714
AXP Blue Chip Advantage Fund*                            35,615,982
AIM Constellation Fund                                   18,844,275

*Party-in-interest.

      During the years ended December 31, 2002 and 2001, net (depreciation) appreciation of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

                                                        2002            2001
                                                    ------------    ------------
AXP Mutual Fund*                                    $ (1,984,145)   $ (5,525,147)
AXP Blue Chip Advantage Fund*                         (2,122,929)     (7,640,987)
AIM Constellation Fund                                (1,202,718)     (5,904,872)
AXP New Dimensions Fund*                             (16,811,957)    (16,115,263)
Templeton Foreign Fund                                (2,164,887)     (2,694,624)
AETC Stable Capital Fund II*                           3,850,194       2,901,879
Common Stock - ShopKo Stores, Inc.*                    7,572,304      10,679,380
AET Midcap Growth II Fund*                            (2,570,333)             --
AET Equity Index I Fund*                              (5,387,382)             --
AET Horizon Medium - Term Fund*                       (2,221,793)             --
Pimco Total Return Fund                                   (5,906)             --
Alliancebern Growth Income Fund                         (484,520)             --
Heartland Value Fund                                  (1,472,231)             --
Brown Capital Management Small Co Fund                (1,056,036)             --
Artisan International Investor Fund                     (332,760)             --
AET Horizon Short-Term Fund*                              (9,970)             --
AET Horizon Long-Term Fund*                              (76,660)             --
American Express Trust Stable Capital Fund I*                 --       1,231,025
                                                    ------------    ------------

Net depreciation                                    $(26,481,729)   $(23,068,609)
                                                    ============    ============

*Party-in-interest.

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For purposes of completing the Company's Form 5500, certain past due participant loans are deemed to be distributions. Accordingly, the balances reported for participants' loans and benefits paid to participants are reported at different amounts from those in the financial statements.

The following is a reconciliation of participants' loans per the financial statements at December 31, 2002 to Form 5500:

     Participants' loans per the financial statements            $8,134,682
     Deemed distributed loans                                       (64,287)
                                                                 ----------
     Participants' loans per the Form 5500                       $8,070,395
                                                                 ==========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

     Benefits paid to participants per the financial statements  $22,844,602
     Deemed distributed loans                                         64,287
                                                                 -----------
     Benefits paid to participants per the Form 5500             $22,908,889
                                                                 ===========

                             SUPPLEMENTAL SCHEDULE

                            FURNISHED PURSUANT TO THE

                   DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. SHARED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF
ASSETS (HELD AT YEAR END)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                   SHARES OR        FAIR
                        DESCRIPTION                FACE VALUE       VALUE
                                                   ----------   ------------
COMMON STOCK - ShopKo Stores, Inc.*                 1,790,281   $ 17,283,456

MUTUAL FUNDS:
  AXP New Dimensions Fund*                          2,922,459     56,315,785
  Templeton Foreign Fund                            2,332,398     19,382,224
  Pimco Total Return Fund                             809,281      8,635,025
  Alliancebern Growth Income Fund                     806,615      2,105,265
  Heartland Value Fund                                501,505      6,339,348
  Brown Capital Management Small Co Fund              136,395      2,861,576
  Artisan International Investor Fund                  76,379      1,129,646
                                                                ------------

           Total mutual funds                                     96,768,869

POOLED COLLECTIVE FUNDS:
  AETC Stable Capital Fund II*                      4,893,926     81,503,438
  AETC Money Market Fund*                           1,702,472      1,702,472
  AET Midcap Growth II Fund*                        1,123,596     14,241,584
  AET Equity Index I Fund*                            935,552     24,555,440
  AET Horizon Short-Term Fund*                         27,520        484,605
  AET Horizon Medium-Term Fund*                     1,345,982     26,918,297
  AET Horizon Long-Term Fund*                          41,413        776,653
                                                                ------------

           Total pooled collective funds                         150,182,489

PARTICIPANTS' LOANS* - (5.25% - 13.5%)           $  8,134,682      8,134,682
                                                                ------------

TOTAL ASSETS (HELD AT YEAR END)                                 $272,369,496
                                                                ============


*Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Shared Savings Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.

                                    SHOPKO STORES, INC. SHARED SAVINGS PLAN
                                    ---------------------------------------
                                               (Name of Plan)





Date: June 27, 2003                 By:  /s/R. John Pindred

                                    R. John Pindred
                                    ShopKo Stores, Inc. Shared Savings Plan
                                      Retirement Committee Chairman



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